VIA EDGAR and VIA FACSIMILE (202.772.9209)
August 1, 2008

Kevin Woody	Robert Telewicz
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities & Exchange Commission
450 Fifth Street, N.W.	450 Fifth Street, N.W.
Washington, DC 20549	Washington, DC 20549

Re:	HEALTH CARE REIT, INC.:
Form 10-K for the year ended December 31, 2007
SEC File No. 1-08923
Dear Messrs. Woody and Telewicz:
The purpose of this letter is to respond to the additional comment in your letter to Health Care REIT, Inc. (the “Company”) dated July 17, 2008 concerning the Company’s Form 10-K for the year ended December 31, 2007. Your comment and our response are set forth below.
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58
1.	We have considered your response to our prior comment 1. While question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures allows for companies to present an alternative EBITDA measure that would otherwise violate certain provisions of Item 10(e) of Regulation S-K as part of a discussion of a material agreement, we are unclear how it allows for the omission of disclosures required by Item 10(e) of Regulation S-K or question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Explain to us how you have arrived at this conclusion or revise your discussion in future filings to include all the necessary disclosures.
RESPONSE:
As noted in the Company’s discussion of EBITDA on page 60 of our Annual Report on Form 10-K for the year ended December 31, 2007, Adjusted EBITDA represents EBITDA as adjusted for certain items pursuant to a covenant provision of the Company’s unsecured line of credit

August 1, 2008

arrangement. As stated in our response dated May 29, 2008 to your comment letter dated April 29, 2008, the Company will in future filings expand its MD&A disclosure to include additional discussion of Adjusted EBITDA relating to and in the context of this line of credit covenant so as to comply with the requirements of question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In response to your July 17, 2008 comment letter, the Company will further expand this discussion to include appropriate additional disclosure pursuant to the guidance of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, including a precautionary statement that Adjusted EBITDA is used by management solely to determine our compliance with this line of credit covenant and is not being presented in the report for use by investors for any other purpose. Further, this discussion will state that the reconciliation table reflects the reconciliation of both EBITDA and Adjusted EBITDA to net income as the most directly comparable U.S. GAAP measure. We believe that, as so expanded, this disclosure in our future filings will satisfy all disclosure obligations under Item 10(e) of Regulation S-K as well as all requirements under questions 8 and 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
We trust that the foregoing is responsive to your comment. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours HEALTH CARE REIT, INC.
By:	/s/ Scott A. Estes
Scott A. Estes
Its:	Senior Vice President and Chief Financial Officer